Exhibit 99.1

Special Meeting of the Board of Directors of mPhase Technologies, Inc.

A Special Meeting of the Board of Directors of mPhase Technologies, Inc. (the “Company”) was held at the offices of Eagle Advisers, 10 Rockefeller Plaza, Suite 909, New York, N.Y. 10020 on Friday January 11, 2019 at 11: 00 A.M. Present at the meeting were Ron Durando, CEO and Chairman of the Board of Directors, Gustave T. Dotoli, COO and a Director, Martin Smiley , General Counsel ,CFO and a Director and Abraham Biderman a Director. The foregoing persons represent a majority of the Board of Directors of the Company

Mr. Durando acted as chairman of the meeting. Mr. Durando then set forth the purpose of the meeting. He stated as follows:

The purpose of the meeting is to elect Mr. Anshu Bhatnagar to the Board of Directors of the Company effective immediately.

Upon motion duly made and seconded the Board of Directors approved the following by unanimous vote of all Directors present at the meeting.

RESOLVED, that Mr. Anshu Bhatnagar is hereby elected to the Board of Directors of the Company.

There being no further business to be conducted at this Meeting upon motion duly made by Mr. Durando and seconded by Mr. Dotoli the meeting was adjourned.

/s/ Martin Smiley
Martin Smiley
Secretary of the Meeting